PRESS RELEASE

Aya Gold & Silver Announces Results of Annual General Meeting of Shareholders

Montreal, Quebec, June 12, 2026 - Aya Gold & Silver Inc. (TSX: AYA; NASDAQ: AYA) (“Aya” or the “Company”) is pleased to announce that all nominees listed in the management proxy circular were elected as directors of Aya at its annual general meeting of shareholders (“AGM”) held today.
A total of 72,780,231 common shares or 50.77% of Aya’s issued and outstanding common shares at the record date were represented in person or by proxy at the AGM.
Detailed results are as below:

Director Nominee	Votes For	% of Votes For	Votes Against	% of Votes Against
Yves Bonin	65,703,881	99.94%	37,376	0.06%
John Burzynski	65,722,913	99.97%	18,344	0.03%
Yves Grou	61,073,113	92.90%	4,668,142	7.10%
Ghislane Guedira	61,669,638	93.81%	4,071,619	6.19%
Benoit La Salle	58,450,478	88.91%	7,290,779	11.09%
Eloïse Martin	63,459,815	96.53%	2,281,440	3.47%
Krystal Ramsden	65,684,250	99.91%	57,007	0.09%
Annie Torkia Lagacé	65,713,943	99.96%	27,314	0.04%

The resolution to appoint KPMG LLP as auditors of the Company for the ensuing year and authorize the directors to fix their remuneration was approved:
Votes For:          72,709,627 (99.90%)
Votes Withheld:     70,604 (0.10%)
The advisory resolution to support our approach to executive compensation disclosed in Aya’s management proxy circular was approved:
Votes For:         62,291,846 (94.75%)
Votes Against:     3,449,411 (5.25%)
“We are pleased to welcome Ms. Ghislane Guedira as Chair of the Board. Ghislane brings extensive financial expertise, deep knowledge of Morocco’s business landscape, and significant leadership experience that will guide Aya through its next phase of growth. Her appointment also marks an important milestone for Aya, with women now representing 50% of our Board,” said Benoit La Salle, President & CEO.
"On behalf of the Board and management team, I would like to sincerely thank two long-serving directors, Mr. Robert Taub and Dr. Jürgen Hambrecht. Their leadership, guidance, and commitment have been instrumental in Aya’s transformation, and we are grateful for their many contributions to the Company over the years.”
About Aya Gold & Silver Inc.
Aya Gold & Silver is a Canadian precious metals mining company anchored in Morocco and active across the full mining value chain. The Company has established an exploration track record through a systematic, technology-led, data-driven approach and is focused on expanding its resource base and land package along the Anti-Atlas fault — one of Africa’s most geologically rich, underexplored and mining-friendly regions.
Aya operates Zgounder, a rare, silver-only mine, producing silver doré from its new processing facility. Aya’s growth pipeline includes the Boumadine polymetallic project, where feasibility study work is underway. The project hosts a sizable mineralized footprint, and potential for further discovery.
Led by a proven team of mining professionals, Aya is guided by a vision of responsible mining and is committed to delivering sustainable value for shareholders, employees and host communities.
For additional information, please visit Aya’s website at www.ayagoldsilver.com.
Or contact
Benoit La Salle, FCPA, MBA
President & CEO
benoit.lasalle@ayagoldsilver.com

Alex Ball
VP, Corporate Development & IR alex.ball@ayagoldsilver.com

Forward-Looking Statements
This press release contains “forward-looking statements” or “forward looking information” within the meaning of applicable securities laws and other statements that are not historical facts. Forward-looking statements are included to provide information about management’s current expectations, estimates and projections regarding Aya’s future growth and business prospects (including the timing and development of deposits and the success of exploration activities) and other opportunities as of the date of this press release.
All statements, other than statements of historical fact included in this press release, regarding the Company’s strategy, future operations, technical assessments, prospects, plans and objectives of management are forward-looking statements that involve risks and uncertainties. Wherever possible, words such as “aim”, “anticipate”, “assume”, “believe”, “estimate”, “expect”, "goal", “guidance”, “intend”,

“objective”, “plan”, "potential", “strategy”, "target", and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, or are “likely” to be taken, occur or be achieved, have been used to identify such forward-looking information. Forward-looking statements in this press release include, but are not limited to, statements with respect to: the Company's mining assets development and expansion potential, including focus on expanding its resource base and land package along the Anti-Atlas fault; Boumadine's potential for further discovery; the anticipated completion of the Boumadine feasibility study; the Company's being guided by a vision of responsible mining and is committed to delivering sustainable value for shareholders, employees and host communities.
Forward-looking information is based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such information or statements. There can be no assurance that such information or statements will prove to be accurate. Key assumptions upon which the Company’s forward-looking information is based include without limitation, assumptions regarding development and exploration activities; and the Company's ability to execute on its plans. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used.
Forward-looking statements are also subject to risks and uncertainties facing the Company’s business, any of which could have a material adverse effect on the Company’s business, financial condition, results of operations and growth prospects. Risks and uncertainties are more fully described in the detailed risk discussion in the Company’s Annual Information Form and Management’s Discussion & Analysis for the year ended December 31, 2025, filed on SEDAR+ and on EDGAR, which discussions are incorporated by reference in this press release, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.
Although the Company believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. As such, these risks are not exhaustive; however, they should be considered carefully. If any of these risks or uncertainties materialize, actual results may vary materially from those anticipated in the forward-looking statements found herein. Due to the risks, uncertainties, and assumptions inherent in forward-looking statements, readers should not place undue reliance on forward-looking statements.
Forward-looking statements contained herein are presented for the purpose of assisting investors in understanding the Company’s business plans, financial performance and condition and may not be appropriate for other purposes.
The forward-looking statements contained herein are made only as of the date hereof. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law. The Company qualifies all of its forward-looking statements by these cautionary statements.